東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2008 NOV 13 P 2: [illegible]

[redacted]

08005842

FILE NO. 082-03311

October 31, 2008

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VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the English translation of the documents which contents were announced by the Company.

- Notice of Acquisition by the Company of its Own Shares (dated October 30, 2008);
- Notice of Transfer of Shares in Subsidiary Engaged in Operational Management of Construction, Real Estate and Other Related Business Affairs and Consignment of Business Operations thereof (dated October 30, 2008) and
- Consolidated Settlement of Accounts for the First Half Ended September 30, 2008 (dated October 30, 2008).

PROCESSED
NOV 17 2008
THOMSON REUTERS

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
The Bank of New York Mellon

SHISEIDO

(Translation)

October 30, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Person to contact: Yukihiro Saito
General Manager of Investor Relations Department
(Tel: 03 - 3572 - 5111)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on October 30, 2008, resolved that the Company would acquire its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

To allow management to carry out capital policies with agility and distribute profits to its shareholders, in response to changing business conditions

2. Contents of the acquisition:

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: (Not exceeding) 2,500,000 shares (Ratio thereof to the total number of issued shares excluding the shares of treasury stock: 0.61%)

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥6,000,000,000

(4) Acquisition period: November 5, 2008 through November 14, 2008

(For reference)

Shares of treasury stock of the Company as of September 30, 2008:

- Total number of issued shares (excluding shares of treasury stock): 404,433,588 shares
- Number of shares of treasury stock: 5,566,412 shares

- END -

SHISEIDO

(Translation)

RECEIVED

2008 NOV 13 P 2:20

October 30, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited

Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Person to contact: Yukihiro Saito
General Manager of Investor Relations Department
(Tel: 03 - 3572 - 5111)

Notice of Transfer of Shares in Subsidiary Engaged in Operational Management of Construction, Real Estate and Other Related Business Affairs and Consignment of Business Operations thereof

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on October 30, 2008, resolved that the Company would transfer the shares in its subsidiary Shiseido Kaihatsu Co., Ltd. (Head Office: Chuo-ku, Tokyo; President and Representative Director: Toshiharu Tanabe; hereinafter "Shiseido Kaihatsu") to Nippon Kanzai Co., Ltd. ("Nippon Kanzai") and consign the operations and management of construction, real estate, printing and events currently conducted by Shiseido Kaihatsu to Nippon Kanzai, as described below:

Description

1. Background of Transfer of Shares and Consignment of Business Operations

Under its new three-year plan initiated in April this year, the Company, with the aim of becoming a "Global Player that is representative of Asia with its origins in Japan", has been engaging in operational and structural reforms that may allow the Company to concentrate its management resources on its unique value creation and maximize its organizational capabilities.

As part of such reforms, the Company has come to a decision that it is an urgent need to utilize Nippon Kanzai's advanced facility management know-how and promote both improvement of facility management and cost reductions within the Shiseido Group.

In connection therewith, the Company entered into a basic agreement with Nippon Kanzai on Monday, June 2, 2008 to split Shiseido Kaihatsu, which is taking responsibility for construction, real estate, printing, events and other businesses of the Shiseido Group, into (i) an "asset holding company" and (ii) a "business operating company" and transfer 90% of the

shares in the "business operating company" and conclude a contract agreement for consigning business operations of facility management (publicized on June 2, 2008).

As a preliminary step toward the transfer of shares and the consignment of business operations, the Shiseido Group's assets, including lands and buildings, held by Shiseido Kaihatsu and some business operations appertaining thereto will be acquired by the Company as an "asset holding company" through a corporate separation (the corporate separation was determined and agreed upon as of Friday, August 29, 2008 and publicized on the same day. The acquisition of the business was partially amended as of Friday, September 18, 2008 and publicized on the same day. The date of the corporate separation (effective date) will be Friday, October 31, 2008.).

On Saturday, November 1, 2008, the Company will transfer 90% of the shares in Shiseido Kaihatsu, which will become specialized in facility management and other business operations as a "business operating company", to Nippon Kanzai and consign business operations of facility management to Nippon Kanzai after the transfer. Accordingly, by making use of Nippon Kanzai's advanced facility management know-how, the Company will establish a more strategic and efficient facility management function and further integrate its management resources to enhance its market competitiveness.

2. Overview of Transfer of Shares

2-1. Overview of the subsidiary (as of October 30, 2008):

(1) Trade name: Shiseido Kaihatsu Co., Ltd.
(2) Representative: Toshiharu Tanabe
(3) Location of head office: 5-5, Ginza 7-chome, Chuo-ku, Tokyo
(4) Date of establishment: December 8, 1969
(5) Main business: Business affairs related to construction, real estate, asset management, printing, events and operational management of training centers
(6) Settlement date: March 31 of each year
(7) Number of employees: 78
(8) Capital: 50 million yen
(9) Total number of issued shares: 990,000 shares
(10) Shareholder composition and shareholding ratio: Shiseido Company Limited (100%)
(11) Operating results for the most recent fiscal year:

(million yen)

	Year ended March 31, 2008
Net sales	8,889
Operating income	498
Ordinary income	487
Net income	288
Total assets	5,208
Shareholders' equity	3,408

Note: On October 31, 2008, the corporate separation will be executed and a resolution for the distribution of surplus is also expected to be adopted at the extraordinary general meeting of shareholders to be held on the same day. As a result, the above-listed total assets and shareholders' equity are expected to decrease substantially.

2-2. Transferee of the shares:

(1)	Trade name:	Nippon Kanzai Co., Ltd.
(2)	Representative:	Shintaro Fukuda
(3)	Location of head office:	9-16 Rokutanji-cho, Nishinomiya, Hyogo Prefecture
(4)	Main business:	Overall management of buildings and apartments, real estate financial sector services, outsourcing management services
(5)	Relationship with the Company:	None

2-3. Number of shares to be transferred, transfer price and the Company's shareholdings before and after the transfer:

(1)	Number of shares held before the change:	990,000 shares (shareholding ratio: 100%)
(2)	Number of shares to be transferred:	891,000 shares (transfer price: 477 million yen)
(3)	Number of shares held after the change:	99,000 shares (shareholding ratio: 10%)

3. Schedule

October 30, 2008:	Resolution of the Board of Directors
October 31, 2008:	Conclusion of Share Sale Agreement (expected)
November 1, 2008:	Transfer of shares; conclusion of Contract Agreement for Consigning Business Operations; consignment to start (expected)

4. Future Outlook

The transfer of shares will have no significant impact on the Company's (consolidated and non-consolidated) operating results for the year ending March 31, 2009.

- END -

SHISEIDO

The figures for these Financial Statements are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the First Half Ended September 30, 2008

Shiseido Company, Limited

Listing: Tokyo Stock Exchange, First Section (Code Number: 4911)
URL: http://www.shiseido.co.jp/e/
Representative: Shinzo Maeda, President/CEO & Representative Director
Contact: Yukihiro Saito, General Manager of Investor Relations Department
Tel. +81-3-3572-5111

Filing of Quarterly Financial Report: November 14, 2008

* Amounts under one million yen have been rounded down.

1. Performance in the First Half Ended September 30, 2008 (April 1–September 30, 2008)

(1) Consolidated Operating Results

(Millions of yen; percentage figures denote year-on-year change)

	Net Sales		Operating Income		Ordinary Income		Net Income	
First Half Ended Sept. 30, 2008	359,388	[—]	33,878	[—]	36,322	[—]	20,088	[—]
First Half Ended Sept. 30, 2007	362,870	[+4.5%]	32,068	[+24.2%]	33,230	[+18.9%]	12,939	[+37.9%]

	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Half Ended Sept. 30, 2008	49.68	49.56
First Half Ended Sept. 30, 2007	31.43	31.30

(2) Consolidated Financial Position

(Millions of yen; except for per share figures)

	Total Assets	Net Assets	Equity Ratio (%)	Net Assets per Share (Yen)
First Half Ended Sept. 30, 2008	678,291	404,667	57.0	956.00
Fiscal Year Ended March 31, 2008	675,864	399,738	56.6	946.22

[Reference] Equity:
First Half ended Sept. 30, 2008: ¥386,639 million
Fiscal Year ended March 31, 2008: ¥382,469 million

2. Cash Dividends

(Cut-off Date)	Cash Dividends per Share (Yen)				
	First Quarter	Second Quarter	Third Quarter	Year-End	Full Year
Fiscal Year Ended Mar. 31, 2008	—	17.00	—	17.00	34.00
Fiscal Year Ending Mar. 31, 2009	—	25.00	—	—	—
Fiscal Year Ending Mar. 31, 2009 (plan)	—	—	—	25.00	50.00

Note: Revision to quarterly dividend forecast: None

3. Consolidated Earnings Forecasts for the Fiscal Year Ending March 31, 2009 (April 1, 2008–March 31, 2009)

(Millions of yen; percentage figures denote year-on-year change)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share (Yen)
Full Year	720,000 [–0.5%]	65,000 [2.4%]	67,000 [2.9%]	36,000 [1.5%]	89.01

4. Other

(1) Significant changes in subsidiaries (scope of consolidation) during period: No

(2) Simplified accounting treatment or special accounting treatment for preparation of quarterly consolidated financial statements: Yes

Note: For more details, refer to "4. Other Information" (page 11).

(3) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements (Those to be stated as changes in Basis of Presenting quarterly Consolidated Financial Statements):

1. Changes associated with revision in accounting standards: Yes
2. Other changes: Yes

Note: For more details, refer to "4. Other Information" (page 11).

(4) Shares outstanding (common stock) at term-end

1. Number of shares outstanding (including treasury stock)
   - First Half Ended Sept. 30, 2008: 410,000,000
   - Fiscal Year Ended Mar. 31, 2008: 410,000,000
2. Number of treasury shares outstanding
   - First Half Ended Sept. 30, 2008: 5,566,412
   - Fiscal Year Ended Mar. 31, 2008: 5,794,022
3. Average shares outstanding over period (cumulative; consolidated)
   - First Half Ended Sept. 30, 2008: 404,334,350
   - First Half Ended Sept. 30, 2007: 411,429,925

Appropriate use of business forecasts; other special items

1. In this document, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements. Please refer to page 9 to 11 "Outlook for the Fiscal Year Ending March 31,2009".
2. "Effective the fiscal year ending March 2009, the Company applies "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No. 12 issued March 14, 2007) and "Implementation Guidance for Accounting Standard for Quarterly Reporting" (ASBJ Guidance No. 14 issued March 14, 2007). The Company also prepares quarterly reports according to "Rules for Quarterly Consolidated Financial Statements."

[Operating Results]

1. Analysis of Operating Results

Review of Performance in the First Half Ended September 30, 2008

In the two-quarter period under review (first half ended September 30, 2008), the Company posted a 1.0% decline in consolidated net sales compared with the previous corresponding period. During the term, both Japanese and overseas economies showed clear signs of retreat, while conditions surrounding markets for consumable goods became more difficult. In this context, the Company again reported an increase in overseas sales, but domestic sales slipped below the previous corresponding period's figure.

Operating income rose 5.6%. Earnings were boosted by a decline in the cost of sales ratio stemming from a change in our product mix, as well as the deliberate shift of some expenses to the third quarter and beyond. These factors compensated for the negative effect of the revenue decline. Ordinary income also rose 9.3%, reflecting the rise in operating income. Among extraordinary losses, we reported business restructuring and impairment expenses accompanying our withdrawal from the boutique business and the dissolution of Shiseido Beautech Co., Ltd. Thanks to a decline in the income tax rate, however, net income for the period jumped a significant 55.3%, to ¥20.1 billion. In the period under review, the treatment of tax effect pertaining to elimination of unrealized income in quarterly financial statements has been changed. This led to normalization of tax expenses that had been booked excessively based on comparisons with previous years' tax burdens. For the period under review, therefore, income taxes declined significantly.

The Company has declared an interim cash dividend of ¥25.00 per share, up ¥8.00 year-on-year, reflecting its initial plan. Accordingly, the consolidated payout ratio for the two-quarter period will be 50.3%.

Consolidated Performance

(Millions of yen)

	First Half Ended Sept. 30, 2008	Percent of Net Sales	First Half Ended Sept. 30, 2007	Percent of Net Sales	Year-on-Year Increase/Decrease		
					Amount	% change	% change in local currency terms
Domestic Cosmetics	218,030	60.7%	225,334	62.1%	–7,303	–3.2%	–
Overseas Cosmetics	132,286	36.8%	126,686	34.9%	+5,599	+4.4%	+10.1%
Others	9,070	2.5%	10,849	3.0%	–1,778	–16.4%	–
Net Sales	359,388	100.0%	362,870	100.0%	–3,481	–1.0%	+1.0%

Domestic Sales	226,539	63.0%	235,866	65.0%	–9,327	–4.0%	–
Overseas Sales	132,849	37.0%	127,003	35.0%	+5,845	+4.6%	+10.3%

	First Half Ended Sept. 30, 2008	Percent of Net Sales	First Half Ended Sept. 30, 2007	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Operating Income	33,878	9.4%	32,068	8.8%	+1,810	+5.6%
Ordinary Income	36,322	10.1%	33,230	9.2%	+3,091	+9.3%
Net Income	20,088	5.6%	12,939	3.6%	+7,149	+55.3%
Consolidated Income/ Nonconsolidated Income	1.53 times		0.76 times			

(2) Review by Business Segment

(a) Domestic Cosmetics

(Millions of yen)

	First Half Ended Sept. 30, 2008	First Half Ended Sept. 30, 2007	Year-on-Year Increase/Decrease	
			Amount	% change
Sales to Outside Customers	218,030	225,334	–7,303	–3.2%
Intersegment Sales or Transfers	2,882	3,452		
Total Sales	220,913	228,786		
Operating Income	24,311	22,573	+1,737	+7.7%
Operating Profitability	11.0%	9.9%	+1.1%	

■ **Sales**

Sales in the domestic cosmetics business segment declined 3.2%.

In the period under review, cooling consumer sentiment had a notable impact on the domestic cosmetics market, causing the Company to struggle as competition continued to intensify. In the cosmetics division, sales of counseling products, self-selection products, and toiletries failed to reach their respective previous-year levels. During the period, we continued nurturing our six mega lines (which target the top share in their respective product categories) and began strengthening our relationship-building brands/lines (counseling-based brands/lines through which we deepen relationships with customers). In September 2009, for example, we launched ***Synergique,*** a top-end line within the prestige ***Clé de Peau Beauté*** brand. And in October, we unveiled a brand-new line called ***Revital Granas.***

In the professional division, which supplies and operates beauty salons, sales remained mostly unchanged from the previous year's level. Although we are in the midst of undertaking reforms to our sales organization, we started to alleviate any consequent revenue declines.

In the healthcare division, sales continued on an upward trend, surpassing the previous year's figure. We continued concentrating our business resources on ***Collagen,*** a food for enhanced skin regeneration, as an iconic item of this division. In the period under review, ***Collagen*** contributed to revenue growth. Meanwhile, our ***Chomeiso*** "long-life grass" green juice drink, launched in September 2008, got off to a good start.

■ **Operating Income**

Despite the decline in sales, we reported a 7.7% increase in segment operating income. Contributing to earnings was a change in the product mix, which led to a fall in the cost of sales ratio, as well as the partial reclassification shift of selling, general, and administrative expenses to the third quarter and beyond.

■ **Major New Products**

Counseling: ***Clé de Peau Beauté Synergique*** (top-end line of top-end brand)
Maquillage (makeup line; new autumn colors created via collaboration with famous designer)

Self-selection: ***Integrate*** (makeup line; addition of new colors)
Uno (men's line; new hair-styling agents and skincare products)

Healthcare: ***Chomeiso*** (green drink and tablets containing 100% *Chomeiso* "long-life grass" grown organically in Yonaguni Island, Okinawa Prefecture)

(b) Overseas Cosmetics

(Millions of yen)

	First Half Ended Sept. 30, 2008	First Half Ended Sept. 30, 2007	Year-on-Year Increase/Decrease	
			Amount	% change
Sales to Outside Customers	132,286	126,686	+5,599	+4.4%
Intersegment Sales and Transfers	960	662		
Total Sales	133,246	127,349		
Operating income	8,461	8,199	+261	+3.2%
Operating Profitability	6.4%	6.4%	–0.0%	

■ **Sales**

Sales in the overseas cosmetics business segment rose 4.4%. Despite achieving 10.1% sales increases on a local-currency basis amid growth in all regions, our sales figure in the Americas and Asia was affected by the yen's appreciation.

In the period under review, the economic slowdown sparked by the financial crisis in the United States reverberated around the world, causing conditions in consumer goods markets, including cosmetics, to deteriorate. In China, our key overseas market, we continued pursuing our channel-specific brand strategy and sought to further expand our network of voluntary chain stores. With respect to department stores, we maintained a high level of sales growth through innovations to ***AUPRES***, a dedicated brand for department stores in China.

Outside of China, the effects of economic slowdown on cosmetics markets deepened. However, we maintained steady sales as we continued our close-knit sales activities aimed at building strong ties with customers via skincare products, a key strength of the Company. In addition, our travel retail business, centering on airport duty-free shops, continued to grow.

Sales in the professional division declined year-on-year. This was due to the yen's appreciation, which outweighed an increase in local sales of the ***JOICO*** haircare brand by U.S.-based Zotos International, Inc.

■ **Operating Income**

Segment operating income climbed 3.2%, benefiting from margin gains provided by the revenue increase, which compensated for rising personnel and other expenses.

■ **Major New Products**

Cosmetics: ***AUPRES*** (dedicated brand for department stores in China; innovation of skin-brightening and anti-aging lines)

Jean Paul Gaultier Ma Dame (designer fragrance; new line for women)

(c) Others

(Millions of yen)

	First Half Ended Sept. 30, 2008	First Half Ended Sept. 30, 2007	Year-on-Year Increase/Decrease	
			Amount	% change
Sales to Outside Customers	9,070	10,849	–1,778	–16.4%
Intersegment Sales and Transfers	6,754	10,316		
Total Sales	15,825	21,165		
Operating Income	824	1,080	–256	–23.7%
Operating Profitability	5.2%	5.1%	+0.1%	

■ **Sales**

Sales from other businesses fell 16.4%. This was mainly due to the disposition of Shiseido Lease Company, Ltd., in the fourth quarter of the previous fiscal year. The frontier science division, an area slated for future growth, covers medical-use pharmaceuticals, cosmetics raw materials, chromatography, and cosmetic dermatology treatment. In the period under review, however, sales in this division stagnated due to the effects of the economic slowdown.

■ **Operating Income**

Operating income from other businesses declined 23.7%, impacted by the disposition of Shiseido Lease Company, Ltd.

(3) Review by Geographical Segment and Overseas Sales

Domestic sales declined year-on-year. Despite lowering the cost of sales and shifting some expenses to the latter half of the year, this was not enough to compensate for the revenue decline. Accordingly, domestics operating income edged down slightly.

Overseas, local-currency-based sales (on next page) increased year-on-year. Sales expanded significantly in Asia, underscored by growth in China. Driven by solid demand for skincare products, sales in the Americas and Europe also remained steady, despite the economic slowdown. During the period, the yen appreciated against the U.S. dollar and Asian currencies. After translation into yen, therefore, sales in the Americas declined. Also affected by the strong yen, operating income in the Americas decreased as the Company fast-tracked marketing investments in that region. Nevertheless, we reported double-digit growth in operating income in Europe and Asia and Oceania, where highly profitable business and nations performed well.

Sales by Geographic Segment (by Location)

(Millions of yen)

	First Half Ended Sept. 30, 2008	Percent of Net Sales	First Half Ended Sept. 30, 2007	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Japan	227,449	63.3%	236,619	65.2%	–9,169	–3.9%
Americas	25,560	7.1%	27,533	7.6%	–1,973	–7.2%
Europe	53,138	14.8%	50,761	14.0%	+2,376	+4.7%
Asia/Oceania	53,239	14.8%	47,954	13.2%	+5,284	+11.0%
Outside Japan	131,938	36.7%	126,250	34.8%	+5,688	+4.5%
Net Sales	359,388	100.0%	362,870	100.0%	–3,481	–1.0%

Operating Income by Geographic Segment (by Location)

(Millions of yen)

	First Half Ended Sept. 30, 2008	Percent of Regional Sales	First Half Ended Sept. 30, 2007	Percent of Regional Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Japan	17,336	7.2%	17,462	7.0%	–125	–0.7%
Americas	1,520	5.1%	1,665	5.2%	–144	–8.7%
Europe	5,865	10.4%	4,904	9.2%	+961	+19.6%
Asia/Oceania	7,692	14.4%	6,599	13.7%	+1,093	+16.6%
Outside Japan	15,079	10.8%	13,169	9.9%	+1,909	+14.5%
Elimination/ Corporate	1,462	—	1,436	—	+25	+1.8%
Operating Income	33,878	9.4%	32,068	8.8%	+1,810	+5.6%

* Percent of Regional Sales: Based on regional sales, including intra-Group sales between regions.

Overseas Sales (by Destination)

(Millions of yen)

	First Half Ended Sept. 30, 2008	Percent of Net Sales	First Half Ended Sept.30, 2007	Percent of Net Sales	Year-on-Year Increase/Decrease		
					Amount	% change	% change in local currency terms
Americas	27,596	7.7%	29,230	8.1%	–1,634	–5.6%	+6.0%
Europe	45,916	12.8%	44,609	12.3%	+1,306	+2.9%	+2.8%
Asia/Oceania	59,336	16.5%	53,163	14.6%	+6,173	+11.6%	+18.9%
Overseas Sales	132,849	37.0%	127,003	35.0%	+5,845	+4.6%	+10.3%

2. Analysis of Financial Position

Compared with the previous fiscal year-end (March 31, 2008), total assets increased ¥2.4 billion, and net assets grew ¥4.9 billion. Accordingly, the equity ratio at the end of the second quarter was 57.0%, up from 56.6% at the previous fiscal year-end.

Net cash provided by operating activities amounted to ¥26.6 billion. Net cash used in investing activities totaled ¥12.6 billion. Cash flows from investing activities included ¥14 billion in investments in property, plant, and equipment. Such investments centered on restoration and renewal of existing facilities both in Japan and overseas. Net cash used in financing activities was ¥13.8 billion, due largely to payment of cash dividends applicable to the previous fiscal year-end.

As a result, cash and cash equivalents at the end of the period amounted to ¥119.7 billion, down ¥0.7 billion from March 31, 2008. For the full year, we project overall cash flows to be positive, with an increase in year-end capital.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	120.4
Net Cash Provided by Operating Activities	26.6
Net Cash Used for Investing Activities	(12.6)
[Investments in Fixed Assets]	[(14)]
Net Cash Used for Financing Activities	(13.8)
Net Change in Cash and Cash Equivalents	(0.7)
Cash and Cash Equivalents at End of Term	119.7

*Investments in Fixed Assets (Billions of yen)

Acquisition of Property, Plant, and Equipment	(8.6)
Increase in Intangibles	(3)
Long-Term Prepaid Expenses	(2.4)

As below, for the past several years, the equity ratio has been above 50% based on book value, and above 130% based on market values. Liability-related indicators over the past several years have been maintained at an ample level.

Cash Flow Indexes

	Fiscal Year Ended Mar. 31, 2006	Fiscal Year Ended Mar. 31, 2007	Fiscal Year Ended Mar. 31, 2008	First Half Ended Sept. 30, 2008
Equity Ratio (%)	55.7	52.5	56.6	57.0
Equity Ratio Based on Market Price (%)	134.4	133.6	157.6	139.8
Debt Repayment Term (Years)	3.8	1.8	0.8	1.2
Interest Coverage Ratio (Times)	8.6	30.6	39.1	26.1

Notes:

1. Equity ratio: (Net assets – Stock acquisition rights – Minority interests) ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Payment of interest expenses
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the closing stock price at the end of the term by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all liabilities listed in Consolidated Balance Sheets that incur interest. For payment of interest expenses, amounts shown in the Consolidated Statements of Cash Flows are used.
5. The debt repayment term figure for the period under review is based on calculated annual figure for operating cash flows and payment of interest expenses.

3. Outlook for the Fiscal Year Ending March 31, 2009

(1) Overall Performance Outlook

As concerns about global economic slowdown grow stronger with each passing day, business conditions surrounding the Shiseido Group in the second half of the fiscal year are expected to worsen, both in Japan and overseas. Nevertheless, we believe that such difficult circumstances provide a good opportunity to further strengthen our operational foundation. Therefore, we will steadily implement initiatives outlined in our three-year business plan. At the same time, we will strive to establish a strong competitive edge and improve profitability while responding appropriately to changing business conditions.

In the latter half of the year ending March 2009, we will target three initiatives: (1) Raise the "quality of sales" in the core domestic market; (2) Maintain high growth overseas; and (3) Improve profitability through more efficient allocation of expenditures. Meanwhile, we will launch new brands/lines and pursue sales reforms in Japan, focus on growth markets overseas, and target functional reinforcement by integrating our subsidiaries in the Americas and Europe. In addition, we will separate and outsource our staffing functions.

Through the aforementioned actions, we predict that overall net sales in the second half of the year will be on a par with the previous corresponding period. Although the shift of some expenses from the first half will increase our cost burden in the second half, we expect operating income to remain largely unchanged.

For the year, we forecast a 0.5% decrease in consolidated net sales, to ¥720 billion, a 2.4% rise in operating income, to ¥65 billion, a 2.9% increase in ordinary income, to ¥67 billion, and a 1.5% gain in net income, to ¥36 billion. In the period under the review, we plan to pay dividends of ¥25.00 per share each, up ¥8.00 from a year earlier, for total annual dividends of ¥50.00 per share, up ¥16.00.

Consolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 31, 2009 (Estimate)	Fiscal Year Ended Mar. 31, 2008	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic Cosmetics	432.0	439.0	−7.0	−2%
Overseas Cosmetics	270.0	263.7	+6.3	+2%
Others	18.0	20.8	−2.8	−13%
Net Sales	720.0	723.5	−3.5	−0%

Overseas Sales	270.0	264.3	+5.7	+2%
Overseas Sales Ratio	37.5%	36.5%		

Consolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 31, 2009 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 31, 2008	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Operating Income	65.0	9.0%	63.5	8.8%	+1.5	+2%
Ordinary Income	67.0	9.3%	65.1	9.0%	+1.9	+3%
Net Income	36.0	5.0%	35.5	4.9%	+0.5	+2%

Consolidated Performance Indicators

	Fiscal Year Ending Mar. 31, 2009 (Estimate)	Fiscal Year Ended Mar. 31, 2008	Year-on-Year Increase/Decrease
Return on Equity	9.3%	9.2%	+0.1%
Net Income per Share (Yen)	89.01	86.05	+2.96
Payout Ratio	56.2%	39.5%	+16.7%
Dividends per Share (Yen):			
Interim	25.00	17.00	+8.00
Year-End	25.00	17.00	+8.00

(2) Outlook by Business Segment

Domestic Cosmetics

Given continued cooling of consumer sentiment, we expect conditions to be difficult in the latter half of the year, underscored by an overall contraction of the domestic cosmetics market. In response, we will pursue initiatives described below in our effort to raise the "quality of sales" and achieve revenue growth in excess of market expansion.

In the cosmetics division, we will strive to nurture relationship-building brands/lines, roll out focused promotions targeting the baby-boom generation, and continue nurturing and innovating our mega lines. With respect to relationship-building brands/lines, we launched ***Clé de Peau Beauté Synergic*** in September 2008 followed by ***Revital Granas,*** a new luxury line for second-generation baby boomers, in October. We also renewed ***d Program,*** a line for sensitive skin, in October. In these ways, we strengthened the brand appeal of ***SHISEIDO,*** while reaping the benefits of measures to increase the responsiveness of our beauty consultants, a key focus of the past three years. In November 2008, we will unveil ***Elixir Prior***, using that opportunity to roll out consecutive promotional campaigns for the baby-boom generation. In addition to ***Elixir Prior,*** from the beginning of 2009 we will pursue successive innovations to enhance the freshness of our mega lines. Through these efforts, we expect to achieve a year-on-year sales increase in the second half. However, this will not fully compensate for the decline in the first half, leading to a decrease in segment sales for the full year. Although the revenue decline will cause marginal gains to fall, we expect segment operating income for the year to remain mostly unchanged, thanks to an improved cost of sales ratio and more efficient allocation of selling, general, and administrative expenses.

Overseas Cosmetics

We expect the global economic slowdown to take a stronger hold in the second half of the fiscal year. In China, where our growth expectations are greatest, there will be some slowdown in sales due to the cessation of operations of a subsidiary in Beijing because of cooperation with the Olympics. Nevertheless, we will maintain a high level of growth, driven by innovations to the ***AUPRES*** brand for department stores and further expansion of our voluntary chain store network. Outside of China, we will continue promoting our "City Concept," an aggressive marketing concept whereby we consider the world's major markets as city-based rather than country-based units and concentrate resources accordingly. At the same time, we will strengthen our functional capabilities through integration of subsidiaries in the Americas and Europe. In these ways, we will strive to raise the presence and profitability of the Shiseido Group in all business regions.

The yen's appreciation is gathering momentum, and this will place downward pressure on earnings in yen term in the second half of the year. Due to the initiatives described above, however, we expect to once again post year-on-year increases in revenue and income.

Other Businesses
In other businesses, we will continue striving to expand our presence in the frontier science division, a key growth area. For the entire segment, however, we expect year-on-year declines in both revenue and earnings for the year, due to the major impact of the disposition of Shiseido Lease Co., Ltd.

Overseas Sales
For the year, we look forward to double-digit sales increases in Asia and Oceania, thanks to ongoing growth in China. Due to sluggish growth in the Americas and Europe and the yen's appreciation, however, overall overseas sales growth will be limited to 2% in yen terms (or 7% in local-currency terms).

We base our predictions on the following assumptions.

In the fiscal year ending March 2009, we expect Japan's real GDP to grow slightly below 1 percent. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will edge down slightly. We base our forecasts on exchange rates of ¥105 per U.S. dollar, ¥155 per euro, and ¥15.0 per Chinese yuan.

4. Other Information

(1) Significant changes among subsidiaries (scope of consolidation) during period
Not applicable.

(2) Simplified accounting method or special method for preparing quarterly consolidated financial statements adopted

(Simplified Accounting Method)
Valuation of inventory assets
The value of inventories at the end of the period under review is calculated using a rational method, based on physical inventories at the end of the previous fiscal year, rather than physical inventories at the end of the period under review.

The Company has reduced the book price of certain inventory assets that were clearly deemed to be declining in profitability, after estimating the net selling value of such assets.

(Special accounting treatment for preparing quarterly consolidated financial statements)
Not applicable.

(3) Differences in accounting methods compared with most recent fiscal year

1. Application of "Accounting Standard for Quarterly Financial Reporting"
Effective the fiscal year ending March 2009, the Company has applied "Accounting Standard for Quarterly Reporting" (ASBJ Statement No. 12 issued March 14, 2007) and "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14 issued March 14, 2007). The Company also prepares its quarterly consolidated financial statements according to "Rules for Preparation of Quarterly Consolidated Financial Statements."

2. Changes in standard and method for valuing important assets
Inventories
Previously, inventories held by the Company for normal sales purposes were valued at cost, determined by the average method, while inventories held by consolidated subsidiaries were valued at cost, determined by

the last purchase price method. Effective the first quarter ended June 2008, however, the Company has applied "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, issued July 5, 2006) and sought to make accounting treatment consistent for the Company and its consolidated subsidiaries. Accordingly, such inventories are generally valued at cost, determined by the average method (amounts shown on Balance Sheets are lower than book value due to decline in profitability).

The effect of this change on the operating income, ordinary income, and income before income taxes in the period under review was minimal.

3. Application of "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements"

Effective the first quarter ended June 2008, the Company has applied "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements" (ASBJ Practical Issues Task Force No. 18, issued May 17, 2006), and made the necessary adjustments to its consolidated results accordingly.

As a result of this change, operating income declined ¥592 million, ordinary income and income before income taxes each decreased ¥530 million. The effects of the change on segment information are described in the relevant sections.

4. Application of "Accounting Standard for Lease Transactions"

Previously, finance leases that do not deem to transfer ownership of the leased property to the lessee were capitalized on the balance sheets. From the fiscal year beginning April 1, 2008, however, companies are able to apply "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13, issued March 30, 2007; revised from standard originally issued by the Corporate Accounting Council on June 17, 1993), and "Guidance on Accounting Standard for Lease Transactions," (ASBJ Guidance No.16, issued March 30, 2007; revised from standard originally issued by the Japanese Institute of Certified Public Accountants on January 18, 1994). From the first quarter ended June 2008, the Company has applied this standard, treating such leases as regular transactions. In addition, lease assets that do not deem to transfer ownership of the leased property to the lessee are depreciated using the straight-line method over the period of the lease, with zero residual value.

This change caused operating income to increase ¥151 million, ordinary income to increase ¥16 million, and income before income taxes to decrease ¥199 million in the period under review. The effects of the change on segment information are described in the relevant sections.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	First Half Ended September 2008	Fiscal Year Ended March 2008
ASSETS		
Current Assets:		
Cash and Time Deposits	58,170	67,413
Notes and Accounts Receivable	112,908	111,115
Short-Term Investments in Securities	73,181	65,075
Inventories	72,790	68,486
Deferred Tax Assets	27,557	29,454
Other Current Assets	15,304	17,657
Less: Allowance for Doubtful Accounts	(1,185)	(1,494)
Total Current Assets	358,727	357,707
Fixed Assets:		
Property, Plant and Equipment:		
Buildings and Structures	166,554	168,342
Accumulated depreciation	(94,009)	(92,783)
Buildings and Structures (net of depreciation)	72,545	75,559
Machinery, Equipment and Vehicles	84,910	85,927
Accumulated Depreciation	(72,855)	(73,485)
Machinery, Equipment and Vehicles (net of depreciation)	12,054	12,441
Fixtures and Fittings	50,810	50,047
Accumulated Depreciation	(36,133)	(35,354)
Fixtures and Fittings (net of depreciation)	14,676	14,692
Land	39,979	40,290
Leased Assets	5,942	—
Construction in Progress	1,498	1,374
Total Property, Plant and Equipment	146,698	144,357
Intangible Assets:		
Goodwill	17,704	22,194
Other Intangible Assets	28,657	28,743
Total Intangible Assets	46,361	50,938
Investments and Other Assets:		
Investments in Securities	42,438	39,781
Prepaid Pension Expenses	34,741	35,158
Long-Term Prepaid Expenses	10,378	10,418
Deferred Tax Assets	13,708	10,944
Other Investments	25,487	26,836
Less: Allowance for Doubtful Accounts	(251)	(278)
Total Investments and Other Assets	126,503	122,861
Total Fixed Assets	**319,563**	**318,157**
Total Assets	**678,291**	**675,864**

(Millions of yen)

	First Half Ended September 2008	Fiscal Year Ended March 2008
LIABILITIES		
Current Liabilities:		
Notes and Accounts Payable	59,306	58,333
Short-Term Debt	5,393	4,704
Commercial Paper	212	—
Bonds Redeemable within One Year	—	6,849
Current Portion of Long-Term Borrowings	550	27,100
Lease Obligations	2,762	—
Accrued Amount Payable	49,172	56,108
Accrued Income Taxes	10,385	9,029
Reserve for Sales Returns	6,189	7,945
Accrued Bonuses for Employees	12,272	12,416
Accrued Bonuses for Directors and Corporate Auditors	114	110
Provision for Liabilities and Charges	915	888
Deferred Tax Liabilities	7	3
Other Current Liabilities	21,637	22,499
Total Current Liabilities	168,921	205,989
Long-Term Liabilities:		
Bonds	20,000	20,000
Long-Term Borrowings	32,435	4,566
Lease Obligations	3,716	—
Accrued Retirement Benefits	39,422	38,301
Allowance for Loss on Guaranties	350	350
Deferred Tax Liabilities	6,017	3,796
Other Long-Term Liabilities	2,760	3,121
Total Long-Term Liabilities	104,702	70,136
Total Liabilities	273,623	276,125
NET ASSETS		
Shareholders' Equity:		
Common Stock	64,506	64,506
Capital Surplus	70,258	70,258
Retained Earnings	255,989	248,920
Less: Treasury Stock	(10,824)	(11,196)
Total Shareholders' Equity	379,930	372,488
Valuation, Translation Adjustments and Others:		
Unrealized Gains on Available-for- Sale Securities, Net of Taxes	5,073	5,274
Deferred Gains (Losses) on Hedges	—	(57)
Foreign Currency Translation Adjustments	1,635	4,763
Total Valuation, Translation Adjustments and Others	6,709	9,980
Stock Acquisition Rights	**181**	**153**
Minority Interests in Consolidated Subsidiaries	**17,846**	**17,115**
Total Net Assets	**404,667**	**399,738**
Total Liabilities and Net Assets	**678,291**	**675,864**

(2) Consolidated Statements of Income

(First Half)

(Millions of yen)

	First Half Ended June 2008
Net Sales	359,388
Cost of Sales	86,372
Gross Profit	273,015
Selling, General and Administrative Expenses	239,137
Operating Income	33,878
Other Income	
Interest Income	1,179
Dividend Income	590
Foreign Exchange Gain	958
Others	1,423
Total Other Income	4,150
Other Expenses	
Interest Expense	911
Sales Discounts	224
Equity in Losses of Affiliates	27
Other	543
Total Other Expenses	1,707
Ordinary Income	36,322
Extraordinary Income	
Gain on Sales of Property, Plant and Equipment	163
Total Extraordinary Income	163
Extraordinary Losses	
Impairment loss	846
Loss on Disposal of Property, Plant and Equipment	694
Loss on Revaluation of Investments in Securities	31
Loss on Revaluation of Capital Subscriptions	16
Restructuring Expense	1,974
Effect of Application of Accounting Standards for Leased Assets	215
Loss on Cancellation of Lease Obligations	70
Total Extraordinary Losses	3,851
Income before Income Taxes	**32,633**
Income Taxes – Current	**11,095**
Income Tax –Deferred	**(832)**
Total Income Taxes	**10,262**
Minority Interests in Earnings of Consolidated Subsidiaries	**2,282**
Net Income	**20,088**

(Second Quarter)

(Millions of yen)

	Second Quarter Ended September 2008
Net Sales	195,280
Cost of Sales	48,478
Gross Profit	146,801
Selling, General and Administrative Expenses	125,153
Operating Income	21,648
Other Income	
Interest Income	606
Dividend Income	6
Foreign Exchange Gain	33
Others	806
Total Other Income	1,453
Other Expenses	
Interest Expense	369
Sales Discounts	111
Equity in Losses of Affiliates	37
Other	330
Total Other Expenses	849
Ordinary Income	22,252
Extraordinary Income	
Gain on Sales of Property, Plant and Equipment	69
Total Extraordinary Income	69
Extraordinary Losses	
Impairment loss	580
Loss on Disposal of Property, Plant and Equipment	563
Loss on Revaluation of Investments in Securities	21
Loss on Revaluation of Capital Subscriptions	1
Restructuring Expense	1,816
Loss on Cancellation of Lease Obligations	67
Total Extraordinary Losses	3,050
Income before Income Taxes	19,271
Income Taxes – Current	5,595
Income Tax –Deferred	2,556
Total Income Taxes	8,152
Minority Interests in Earnings of Consolidated Subsidiaries	1,285
Net Income	9,833

(3) Consolidated First Half Year Statements of Cash Flows

(Millions of yen)

	First Half Ended September 2008
Cash Flows from Operating Activities	
Income before Income Taxes	32,633
Depreciation	14,213
Amortization of Goodwill	806
Impairment Loss	846
Loss on Sales and Disposal of Property, Plant and Equipment, net	531
Valuation Loss on Investments in Securities	31
Valuation Loss on Investments	16
Business Restructuring Expense	1,974
Effect of Application of Accounting Standards for Leased Assets	215
Loss on Cancellation of Lease Obligations	70
Increase (Decrease) in Allowance for Doubtful Accounts	(297)
Increase (Decrease) in Reserve for Sales Returns	(1,644)
Increase (Decrease) in Accrued Bonuses for Employees	(67)
Increase (Decrease) in Accrued Bonuses for Directors and Corporate Auditors	4
Increase (Decrease) in Provision for Liabilities and Charges	18
Increase (Decrease) in Accrued Retirement Benefits	1,025
(Increase) Decrease in Prepaid Pension Expenses	416
Interest and Dividend Income	(1,769)
Interest Expense	911
Equity in Earnings (Losses) of Affiliates	27
(Increase) Decrease in Notes and Accounts Receivable	(2,652)
(Increase) Decrease in Inventories	(5,085)
Increase (Decrease) in Notes and Accounts Payable	(2,231)
Other	(4,440)
Subtotal	35,555
Interest and Dividends Received	1,760
Interest Paid	(1,019)
Income Tax Paid	(9,681)
Net Cash Provided by Operating Activities	26,615
Cash Flows from Investing Activities	
Transfers to Time Deposits	(13,148)
Proceeds from Maturity of Time Deposits	14,040
Acquisition of Short-Term Investments in Securities	(730)
Proceeds from Sales of Short-term Investments in Securities	298
Acquisition of Investments in Securities	(3,571)
Proceeds from Sales of Investments in Securities	3,200
Acquisition of Property, Plant and Equipment	(8,575)
Proceeds from Sales of Property, Plant and Equipment	95
Acquisition of Intangible Assets	(3,040)
Payments of Long-Term Prepaid Expenses	(2,421)
Other	1,205
Net cash Used in Investing Activities	(12,645)

(Millions of yen)

	First Half Ended September 2008
Cash Flows from Financing Activities	
Net Increase (Decrease) in Short-Term Debt	711
Net Increase (Decrease) in Commercial Paper	209
Proceeds from Long-Term Debt	28,698
Repayment of Long-Term Debt	(27,100)
Redemption of Bonds	(6,295)
Repayment of Lease Obligations	(1,711)
Acquisition of Treasury Stock	(328)
Sales of Treasury Stock	402
Cash Dividends Paid	(6,870)
Cash Dividends Paid to Minority Shareholders	(1,510)
Other	36
Net Cash Used in Financial Activities	**(13,758)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents·	**(747)**
Net Change in Cash and Cash Equivalents	**(536)**
Cash and Cash Equivalents at Beginning of Term	**120,393**
Charge in Cash and Cash Equivalents Due to Change in Scope of Consolidation	**(115)**
Cash and Cash Equivalents at End of Term	**119,741**

Effective the fiscal year ending March 2009, the Company applies "Accounting Standard for Quarterly Reporting" (ASBJ Statement No. 12 issued March 14, 2007) and "Implementation Guidance for Accounting Standard for Quarterly Reporting" (ASBJ Guidance No. 14 issued March 14, 2007). The Company also prepares quarterly reports according to "Rules for Quarterly Consolidated Financial Statements."

(4) Note on assumptions for going concern

Not applicable

(5) Segment Information

[Business Segment Information]

Second Quarter Ended September 30, 2008

(Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ Corporate	Consolidation
Net Sales						
(1) Sales to Outside Customers	121,857	69,073	4,349	195,280	—	195,280
(2) Intersegment Sales or Transfers	1,695	394	3,188	5,278	(5,278)	—
Total	123,553	69,467	7,537	200,559	(5,278)	195,280
Operating Income	17,697	3,515	244	21,457	191	21,648

First Half Ended September 30, 2008

(Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ Corporate	Consolidation
Net Sales						
(1) Sales to Outside Customers	218,030	132,286	9,070	359,388	—	359,388
(2) Intersegment Sales or Transfers	2,882	960	6,754	10,597	(10,597)	—
Total	220,913	133,246	15,825	369,985	(10,597)	359,388
Operating Income	24,311	8,461	824	33,597	280	33,878

Notes: 1. Shiseido's business is segmented by categories for control of its in-house organization.

2. Business segments and main products/services included in each segment:

Domestic Cosmetics

Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
Professional division (Production and sale of beauty salon products)
Healthcare division (Production and sale of health & beauty foods and over-the-counter drugs)
Other (Production and sale of non-Shiseido-brand products, mail-order products, etc.)

Overseas Cosmetics

Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
Professional division (Production and sale of beauty salon products)

Others

Frontier Sciences division (Production and sale of cosmetic raw materials, medical-use drugs, beauty care cosmetics, etc.)
Others (Sale of clothing and accessories; operation of restaurants; real estate management/sale; etc.)

3. As stated in the "Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements" section, from the first quarter ended June 2008 the Company has applied "Temporary Accounting Treatment for Overseas Subsidiaries for Preparing Consolidated Financial Statements." As a result of this change, in the period under review, consolidated operating income in the Overseas Cosmetics business segment declined ¥592 million compared with the previous corresponding period.

4. As stated in the "Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements" section, from first quarter ended June 2008 the Company has applied "Accounting Standard for Lease Transactions" and "Guidance on Accounting Standard for Lease Transactions." As a result of this change, in the period under review, consolidated operating income in the Domestic Cosmetics business segment increased ¥110 million, consolidated operating income in the Overseas Cosmetics business segment increased ¥34 million and consolidated operating income in others segment increased ¥6 million compared with the previous corresponding period.

[Geographic Segment Information]

Second Quarter Ended September 30, 2008

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Corporate	Consolidation
Net Sales							
(1) Sales to Outside Customers	126,407	12,893	24,851	31,128	195,280	—	195,280
(2) Intersegment Sales or Transfer	6,825	1,978	1,659	33	10,495	(10,495)	—
Total	133,232	14,871	26,510	31,161	205,776	(10,495)	195,280
Operating Income	13,658	837	1,661	5,167	21,325	323	21,648

First Half Ended September 30, 2008

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Corporate	Consolidation
Net Sales							
(1) Sales to Outside Customers	227,449	25,560	53,138	53,239	359,388	—	359,388
(2) Intersegment Sales or Transfer	13,336	4,160	3,226	51	20,774	(20,774)	—
Total	240,785	29,720	56,364	53,291	380,162	(20,774)	359,388
Operating Income	17,336	1,520	5,865	7,692	32,415	1,462	33,878

Notes: 1. Segmentation of countries and regions is based on geographic proximity.

2. Major countries and regions are as follows:
   - Americas: United States, Canada, Brazil
   - Europe: France, Italy, Germany, Spain
   - Asia/Oceania: China (including Hong Kong), Taiwan, South Korea, Southeast Asia, Australia

3. As stated in the "Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements" section, from the first quarter ended June 2008 the Company has applied "Temporary Accounting Treatment for Overseas Subsidiaries for Preparing Consolidated Financial Statements." As a result of this change, in the period under review, consolidated operating income in the Americas declined ¥374 million and operating income in Asia/Oceania declined ¥217 million compared with the previous corresponding period.

4. As stated in the "Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements" section, from the first quarter ended June 2008 the Company has applied "Accounting Standard for Lease Transactions" and "Guidance on Accounting Standard for Lease Transactions." As a result of this change, in the period under review, consolidated operating income in Japan increased ¥151 million compared with the previous corresponding period.

[Overseas Sales]

Second Quarter Ended September 30, 2008

(Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas Sales	13,742	21,321	34,355	69,419
II. Consolidated Net Sales				195,280
III. Percentage of Overseas Sales against Consolidated Net Sales	7.0	10.9	17.6	35.5

First Half Ended September 30, 2008

(Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas Sales	27,596	45,916	59,336	132,849
II. Consolidated Net Sales				359,388
III. Percentage of Overseas Sales against Consolidated Net Sales	7.7	12.8	16.5	37.0

Notes: 1. Segmentation of countries and regions is based on geographic proximity.

2. Major countries and regions are as follows:
   - Americas: United States, Canada, Brazil
   - Europe: France, Italy, Germany, Spain
   - Asia/Oceania: China (including Hong Kong), Taiwan, South Korea, Southeast Asia, Australia

3. Overseas sales consist of exports from the Company and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among the Companies are not included.

(6) Notes in the event of major changes in shareholders' equity

Not applicable.

[Reference]

Consolidated Statements of Income
First Half Ended September 30, 2007

(Millions of yen)

	First Half Ended September 30, 2007 (April 1–Sept. 30, 2007)		
	Amount		Share of Total (%)
I. Net Sales		**362,870**	**100.0**
II. Cost of Sales		**94,306**	**26.0**
Gross Profit		**268,563**	**74.0**
III. Selling, General and Administrative Expenses		**236,495**	**65.2**
Operating Income		**32,068**	**8.8**
IV. Other Income:			
Interest Income	990		
Dividend Income	709		
Equity in Earnings of Affiliates	74		
Others	1,408	3,184	0.9
V. Other Expenses:			
Interest Expense	882		
Sales Discounts	249		
Others	890	2,022	0.5
Ordinary Income		**33,230**	**9.2**
VI. Extraordinary Income			
Gain on Sales of Property, Plant and Equipment	509		
Gain on Sales of Shares in Affiliate	2,379		
Gain on Sales of Investments in Securities	508	3,397	0.9
VII. Extraordinary Loss			
Impairment Loss	1,089		
Loss on Disposal of Property, Plant and Equipment	225		
Loss on Sales of Investments in Securities	16		
Loss on Revaluation of Investments in Securities	72		
Additional Retirement Benefits	1,101		
Restructuring Expenses	450	2,954	0.8
Income before Income Taxes		**33,673**	**9.3**
Income Taxes	**9,286**		
Adjustment for Corporate Tax, etc.	**9,361**	**18,647**	**5.1**
Less: Minority Interests in Earnings of Consolidated Subsidiaries		**2,086**	**0.6**
Net Income		**12,939**	**3.6**

Segment Information

[Business Segment Information]

First Half Ended September 30, 2007

(Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ Corporate	Consolidation
Net Sales						
(1) Sales to Outside Customers	225,334	126,686	10,849	362,870	—	362,870
(2) Intersegment Sales or Transfer	3,452	662	10,316	14,431	(14,431)	—
Total	228,786	127,349	21,165	377,301	(14,431)	362,870
Operating Income	22,573	8,199	1,080	31,854	213	32,068

[Geographic Segment Information]

First Half Ended September 30, 2007

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Corporate	Consolidation
Net Sales							
(1) Sales to Outside Customers	236,619	27,533	50,761	47,954	362,870	—	362,870
(2) Intersegment Sales or Transfer	12,927	4,371	2,420	76	19,795	(19,795)	—
Total	249,547	31,904	53,182	48,031	382,666	(19,795)	362,870
Operating Income	17,462	1,665	4,904	6,599	30,631	1,436	32,068

[Overseas Sales]

First Half Ended September 30, 2007

(Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas Sales	29,230	44,609	53,163	127,003
II. Consolidated Net Sales				362,870
III. Percentage of Overseas Sales against Consolidated Net Sales	8.1	12.3	14.6	35.0

END